Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2019 Financial Results

SHANGHAI, August 26, 2019 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights:

•                  Total net revenues reached RMB1,537.7 million (US$224.0 million), a 50% increase from the same period in 2018.

•                  Average monthly active users (MAUs1) reached 110.4 million, mobile MAUs reached 96.2 million, representing increases of 30% and 35% from the same period in 2018, respectively.

•                  Average daily active users (DAUs) reached 33.2 million, a 41% increase from the same period in 2018.

•                  Average monthly paying users (MPUs2) reached 6.3 million, a 111% increase from the same period in 2018. Average monthly paying users for mobile games increased to 1.0 million from 0.8 million in the same period of 2018.

“We were excited to celebrate Bilibili’s 10-year anniversary in June, which was punctuated by strong second quarter results that demonstrate the type of growth we strive to achieve,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “In the second quarter, we added 9 million MAUs sequentially, the highest net addition since 2017, bringing our total MAUs to 110.4 million, representing 30% growth year-on-year. Paired with strong user growth, our community is becoming more active and engaged. Our DAUs grew 41% year-on-year in the second quarter, reaching a record 33.2 million and outpacing our MAU growth. As we move into the summer months, we are delighted to see this momentum continue. Looking ahead, our strategic initiatives are designed to accelerate our targeted user acquisition efforts, enlarge our user base, enhance our content, and enrich our community to fuel our monetization.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “High user growth and increased revenues marked our second quarter. We are pleased to once again surpass the high-end of our guidance with an even more balanced revenue mix. Our non-game revenues grew by 162% while non-game revenues per MAUs increased by 102%, year-on-year. As our monetization efforts progress, we continue to convert more online traffic to paying users. In the second quarter, the number of MPUs on our platform more than doubled compared to the same period last year, reaching 6.3 million. Our gross margin also improved to 16.4% from 13.8% sequentially. As we move forward with our growth plan, our focus will be on obtaining high quality growth while securing adequate return on our investments.”

Second Quarter 2019 Financial Results

Total net revenues. Total net revenues were RMB1,537.7 million (US$224.0 million), representing an increase of 50% from the same period of 2018.

Mobile games. Revenues from mobile games were RMB919.9 million (US$134.0 million), representing an increase of 16% from the same period of 2018. The increase was primarily due to the increasing popularity of both existing and newly launched mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS were RMB326.0 million (US$47.5 million), representing an increase of 175% from the same period of 2018,

1 Starting from the first quarter of 2019, the Company counts mobile MAUs of Bilibili Comic and Maoer toward its MAUs. Bilibili Comic is a mobile application offering comic content the Company launched in November 2018. Maoer is a platform that offers audio drama. In December 2018, Company increased its shareholdings to 80.5% in Maoer Inc., operator of Maoer app. In the second quarter of 2019, Bilibili Comic and Maoer in an aggregate contributed to 3.7 million of Bilibili’s MAUs.

2 The paying users are calculated by the number of users who paid for games, live broadcasting, premium membership, Bilibili Comics services and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for live broadcasting services and the Company’s premium membership program.

Advertising. Revenues from advertising were RMB167.7 million (US$24.4 million), representing an increase of 75% from the same period of 2018. This increase was primarily attributable to the ramp-up of brand advertising and performance-based advertising driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB124.1 million (US$18.1 million), representing an increase of 489% from the same period of 2018, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB1,285.9 million (US$187.3 million), representing an increase of 66% compared to the same period of 2018. Revenue-sharing cost, a key component of cost of revenues, was RMB573.0 million (US$83.5 million), representing an increase of 37% from the same period in 2018.

Gross profit. Gross profit was RMB251.7 million (US$36.7 million), which was flat compared with the same period of 2018.

Total operating expenses. Total operating expenses were RMB597.1 million (US$87.0 million), representing an increase of 67% from the same period of 2018.

Sales and marketing expenses. Sales and marketing expenses were RMB240.0 million (US$35.0 million), representing an 88% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand, including promotional activities for offline events, as well as promotional expenses for the Company’s mobile games, the increase in headcount in sales and marketing personnel and the increase in fulfillment costs in associated with our e-commerce stream.

General and administrative expenses. General and administrative expenses were RMB141.3 million (US$20.6 million), representing a 44% increase year-over-year. The increase was primarily due to increased general and administrative personnel-related expenses and increased amortization expense related to intangible assets acquired through business acquisitions, and partially offset by a decrease of share-based compensation expense.

Research and development expenses. Research and development expenses were RMB215.9 million (US$31.4 million), representing a 64% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and other increased research and development expenses.

Loss from operations. Loss from operations was RMB345.4 million (US$50.3 million), compared to RMB106.9 million in the same period of 2018.

Investment income, net. Investment income, net was RMB14.5 million (US$2.1 million), compared to RMB0.8 million in the same period of 2018.

Income tax expense. Income tax expense was RMB12.7 million (US$1.8 million), compared to RMB2.4 million in the same period of 2018.

Net loss. Net loss was RMB315.0 million (US$45.9 million), compared to RMB70.3 million in the same period of 2018.

Adjusted net loss3. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB256.1 million (US$37.3 million), compared to RMB19.5 million in the same period of 2018.

Basic and diluted EPS and adjusted basic and diluted EPS3. Basic and diluted net loss per share were RMB0.96 (US$0.14), compared to RMB0.26 in the same period of 2018. Adjusted basic and diluted net loss per share were RMB0.78 (US$0.11), compared to RMB0.07 in the same period of 2018.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2019, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB8.6 billion (US$1,247.3 million), compared to RMB5.2 billion as of December 31, 2018.

Recent Development

In April 2019, the Company completed an offering of convertible senior notes (the “Notes”) due 2026 in aggregate principal amount of US$500 million, and concurrent offerings of 14,173,813 American depositary shares (the “ADSs”), or the Primary Offering, and 6,526,187 ADSs from certain selling shareholders, each representing one Class Z ordinary share of the Company, with total net proceeds of approximately US$733.9 million received by the Company. The Company plans to use the net proceeds from the Notes and the concurrent Primary Offering for enriching its content offerings, investing in research and development, and other general corporate purposes.

Outlook

For the third quarter of 2019, the Company currently expects net revenues to be between RMB1.74 billion and RMB1.77 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

3 Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern time on August 26, 2019 (9:00 AM Beijing/Hong Kong time on August 27, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
China:	400-620-8038
Conference ID:	1594864

Participants should dial-in approximately 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until September 2, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	1594864

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss margin and adjusted net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8650 to US$1.00, the exchange rate on June 28, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Net revenues:
Mobile games	791,013	873,455	919,856	1,479,509	1,793,311
Live broadcasting and VAS	118,614	291,652	326,013	214,378	617,665
Advertising	95,863	112,499	167,736	166,307	280,235
E-commerce and others	21,052	95,901	124,078	34,356	219,979
Total net revenues	1,026,542	1,373,507	1,537,683	1,894,550	2,911,190
Cost of revenues	(775,858)	(1,184,191)	(1,285,944)	(1,430,785)	(2,470,135)
Gross profit	250,684	189,316	251,739	463,765	441,055

Operating expenses:
Sales and marketing expenses	(127,764)	(181,487)	(240,004)	(206,658)	(421,491)
General and administrative expenses	(97,940)	(128,487)	(141,269)	(200,497)	(269,756)
Research and development expenses	(131,898)	(186,075)	(215,860)	(237,804)	(401,935)
Total operating expenses	(357,602)	(496,049)	(597,133)	(644,959)	(1,093,182)
Loss from operations	(106,918)	(306,733)	(345,394)	(181,194)	(652,127)

Other income:
Investment income, net	818	82,047	14,468	26,278	96,515
Interest income	19,833	24,407	49,971	20,675	74,378
Interest expense	—	—	(15,638)	—	(15,638)
Exchange gains/(losses)	10,669	(2,101)	(847)	702	(2,948)
Other, net	7,697	14,930	(4,905)	11,009	10,025
Total other income	39,017	119,283	43,049	58,664	162,332
Loss before income tax	(67,901)	(187,450)	(302,345)	(122,530)	(489,795)
Income tax	(2,405)	(8,188)	(12,671)	(5,579)	(20,859)
Net loss	(70,306)	(195,638)	(315,016)	(128,109)	(510,654)
Accretions to Pre-IPO preferred shares redemption value	(1,408)	—	—	(64,605)	—
Net loss attributable to noncontrolling interests	350	9,678	2,201	1,300	11,879
Net loss attributable to the Bilibili Inc.’s shareholders	(71,364)	(185,960)	(312,815)	(191,414)	(498,775)

Net loss per share, basic	(0.26)	(0.60)	(0.96)	(1.11)	(1.56)
Net loss per ADS, basic	(0.26)	(0.60)	(0.96)	(1.11)	(1.56)
Net loss per share, diluted	(0.26)	(0.60)	(0.96)	(1.11)	(1.56)
Net loss per ADS, diluted	(0.26)	(0.60)	(0.96)	(1.11)	(1.56)
Weighted average number of ordinary shares, basic	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916
Weighted average number of ADS, basic	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916
Weighted average number of ordinary shares, diluted	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916
Weighted average number of ADS, diluted	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	7,555	5,074	6,111	16,235	11,185
Sales and marketing expenses	2,473	3,122	3,778	6,021	6,900
General and administrative expenses	30,296	13,225	17,130	63,811	30,355
Research and development expenses	9,490	13,827	17,381	17,366	31,208
Total	49,814	35,248	44,400	103,433	79,648

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	June 30,
	2018	2019
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	3,540,031	4,659,202
Time deposits	749,385	3,068,012
Accounts receivable, net	324,392	462,613
Prepayments and other current assets	990,851	1,649,315
Short-term investments	945,338	835,769
Total current assets	6,549,997	10,674,911
Non-current assets:
Property and equipment, net	394,898	456,584
Production cost	204,231	338,339
Intangible assets, net	1,419,435	1,559,932
Goodwill	941,488	941,488
Long-term investments	979,987	1,600,759
Other long-term assets	—	227,627
Total non-current assets	3,940,039	5,124,729
Total assets	10,490,036	15,799,640
Liabilities
Current liabilities:
Accounts payable	1,307,598	1,718,444
Salary and welfare payables	246,815	230,193
Taxes payable	38,505	55,240
Short term loan	—	100,000
Deferred revenue	985,143	1,081,758
Accrued liabilities and other payables	720,773	625,628
Total current liabilities	3,298,834	3,811,263
Non-current liabilities:
Long-term debt	—	3,358,771
Other long-term liabilities	—	170,005
Total non-current liabilities	—	3,528,776
Total liabilities	3,298,834	7,340,039

Total Bilibili Inc.’s shareholders’ equity	6,950,796	8,226,875
Noncontrolling interests	240,406	232,726
Total shareholders’ equity	7,191,202	8,459,601

Total liabilities and shareholders’ equity	10,490,036	15,799,640

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Net loss	(70,306)	(195,638)	(315,016)	(128,109)	(510,654)
Add:
Share-based compensation expenses	49,814	35,248	44,400	103,433	79,648
Amortization expense related to intangible assets acquired through business acquisitions	1,022	15,014	14,476	2,044	29,490
Adjusted net loss	(19,470)	(145,376)	(256,140)	(22,632)	(401,516)

Net loss attributable to the Bilibili Inc.’s shareholders	(71,364)	(185,960)	(312,815)	(191,414)	(498,775)
Add:
Share-based compensation expenses	49,814	35,248	44,400	103,433	79,648
Amortization expense related to intangible assets acquired through business acquisitions	1,022	15,014	14,476	2,044	29,490
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(20,528)	(135,698)	(253,939)	(85,937)	(389,637)
Adjusted net loss per share, basic	(0.07)	(0.44)	(0.78)	(0.50)	(1.22)
Adjusted net loss per ADS, basic	(0.07)	(0.44)	(0.78)	(0.50)	(1.22)
Adjusted net loss per share, diluted	(0.07)	(0.44)	(0.78)	(0.50)	(1.22)
Adjusted net loss per ADS, diluted	(0.07)	(0.44)	(0.78)	(0.50)	(1.22)
Weighted average number of ordinary shares, basic	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916
Weighted average number of ADS, basic	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916
Weighted average number of ordinary shares, diluted	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916
Weighted average number of ADS, diluted	273,886,172	311,841,813	325,661,667	172,176,602	318,789,916